UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Mer Telemanagement Solutions Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.03 par value

(Title of Class of Securities)

M69676 209

(CUSIP Number)

David Elliot Lazar

c/o Custodian ventures llc

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS Custodian Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 424,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 424,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 424,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 424,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS David Elliot Lazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 424,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 424,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. M69676 209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Ordinary Shares, NIS 0.03 par value (the “Shares”), of Mer Telemanagement Solutions Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 15 Hatidhar Street, Ra’anana 4366517, Israel.

Item 2. Identity and Background.

(a) This statement is filed by:

(i)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian”), with respect to the Shares directly owned by it; and

(ii)	Activist Investing LLC, a New York limited liability company (“Activist”), with respect to the Shares directly owned by it; and

(iii)	David Elliot Lazar, individually and as the sole member and Chief Executive Officer of Custodian and Activist.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Persons is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c) The principal business of Custodian is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as Chief Executive Officer of Custodian.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lazar is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by Custodian were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 424,800 Shares directly beneficially owned by Custodian is approximately $719,000, excluding brokerage commissions.

CUSIP No. M69676 209

Item 4. Purpose of Transaction.

The Reporting Persons intend to take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

On January 18, 2021, a letter was sent to the Board of Directors of the Issuer (the “ Board ”) stating Custodian acquired more than 5% of the outstanding share capital of the Issuer and was exercising its right under the Israeli Companies Law to demand that a special general meeting of shareholders be convened with notice of such meeting to be provided by February 8, 2021 (the “Special Meeting”), the agenda for which would be: (i) to terminate the term of office of three members of the Board who are not external directors and (ii) to nominate three new directors in their place. In addition, the letter stated the Reporting Persons demand that until the time of the Special Meeting, the Issuer will not take any action not in the ordinary course of business, including, without limitation, any dispositions of its assets, or securities offerings, whether public or private. In addition, we demand that the Board shall not appoint any additional directors to the Board prior to the Special Meeting. The letter further stated that, notwithstanding the above, should the Issuer be required to raise additional funds until the Special Meeting is convened, the Reporting Persons will be willing to consider providing the Issuer with a loan or make an investment in the Issuer on market terms to cover such requirement.

A copy of the letter is filed herewith as Exhibit 99.1(b) and incorporated herein by reference. The description of the letter contained in this statement on Schedule 13D is qualified in its entirety by reference to Exhibit 99.1(b) hereto. After the letter was sent to the Issuer, the Reporting Persons informed the Issuer that Mr. Ioram Drucker shall be nominated for appointment to the Board instead of Mr. David Aboudi.

Custodian may engage in discussions with Issuer’s management and the current Board with respect to the composition of the Board.  Custodian may seek to discuss other topics, including but not limited to the Issuer’s business, operations, management, future plans, and strategic alternatives that may be available to it to address, among other things, the Issuer’s underperformance for shareholders. Custodian may have such discussions with other shareholders of the Issuer and other industry or market participants. Custodian intends to re-examine its investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations Custodian deems material, Custodian may from time to time acquire additional Ordinary Shares in the open market, block trades, negotiated transactions, or otherwise. Custodian may also dispose of all or a portion of the Issuer’s securities in open market or in privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case subject to limitations under applicable law.

CUSIP No. M69676 209

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,424,991 Shares outstanding, which is the total number of Shares outstanding as of January 13, 2021, as confirmed by the Issuer.

A.	Custodian Ventures LLC

(a)	As of the close of business on January 20, 2021, Custodian directly beneficially owned 424,800 Shares.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 424,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 424,800

(c)	Custodian did not execute any transactions in the shares of the Issuer since the filing of the Schedule 13D by Custodian on January 14, 2021.

B.	Activist Investing LLC

(a)	As of the close of business on January 20, 2021, Activist directly beneficially owned 424,800 Shares.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 424,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 424,800

(c)	Activist did not execute any transactions in the shares of the Issuer since the filing of the Schedule 13D by Custodian on January 14, 2021.

CUSIP No. M69676 209

C.	Mr. Lazar

(a)	Mr. Lazar, as the sole member and Chief Executive Officer of Custodian and Activist, may be deemed the beneficial owner of the 424,800 Shares owned by Custodian, Activist and him individually.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 424,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 424,800

(c)	Mr. Lazar did not execute any transactions in the shares of the Issuer since the filing of the Schedule 13D by Custodian on January 14, 2021.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 20, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1(a)	Joint Filing Agreement by and among Custodian Ventures LLC, Activist Investing LLC and David Elliot Lazar, dated January 20, 2021.
99.1(b)	Letter to Issuer, dated January 18, 2021.

CUSIP No. M69676 209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2021

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar